Exhibit (a)(1)(A)
COMPANY NOTICE
TO HOLDERS OF
CADENCE DESIGN SYSTEMS, INC.
ZERO COUPON ZERO YIELD SENIOR CONVERTIBLE NOTES DUE 2023
CUSIP Numbers: 127387AB4 and 127387AA6
     NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture, dated August 15, 2003 (the “Indenture”), by and between Cadence Design Systems, Inc., a Delaware corporation (the “Company”), and The Bank of New York Mellon Corporation (as successor trustee to J.P. Morgan Trust Company, National Association), a national banking association organized and existing under the laws of the United States of America (the “Paying Agent”), relating to the Zero Coupon Zero Yield Senior Convertible Notes due 2023 of the Company (the “Securities”), that at the option of each holder thereof (the “Holder”), each Security will be repurchased by the Company for $1,002.50 per $1,000 principal amount of the Securities (the “Repurchase Price”), subject to the terms and conditions of the Indenture, the Securities and this Company Notice, including the accompanying Repurchase Notice (the “Option”). Holders may surrender their Securities from July 16, 2008, through 5:00 p.m., New York City time, on August 14, 2008. This Company Notice is being sent pursuant to the provisions of Section 11.08 of the Indenture. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.
To exercise your option to have the Company repurchase the Securities and receive payment of $1,002.50 per $1,000 principal amount of the Securities (“$1,000 principal amount”), you must validly deliver the enclosed Repurchase Notice to the Paying Agent (and not have withdrawn such and Repurchase Notice), no later than 5:00 p.m., New York City time, on Thursday, August 14, 2008, which is the close of business on the Business Day prior to the Repurchase Date, August 15, 2008 (the “Repurchase Date”). Repurchase Notices may be withdrawn at or before 5:00 p.m., New York City time, on August 14, 2008 by delivering a withdrawal notice to the Paying Agent. The right of Holders to submit a Repurchase Notice in order to surrender the Securities in the Option expires at 5:00 p.m., New York City time, on August 14, 2008. Holders must also surrender their Security to the Paying Agent before receiving any Repurchase Price for any Security with respect to which a Repurchase Notice has been validly submitted and not withdrawn.
HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.
     The addresses for the Paying Agent are as follows:

In Person or Overnight Mail:	By Registered or Certified Mail:

The Bank of New York Mellon Corporation	The Bank of New York Mellon Corporation
Corporate Trust Operations	Corporate Trust Operations
101 Barclay — 7 East	101 Barclay — 7 East
New York, NY 10286	New York, NY 10286
Attn: Mr. William Buckley	Attn: Mr. William Buckley
Tel: (212) 815-5788	Tel: (212) 815-5788
     Additional copies of this Company Notice may be obtained from the Paying Agent at its addresses set forth above.
The date of this Company Notice is July 16, 2008.

i

No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and accompanying Repurchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Company Notice and accompanying Repurchase Notice do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Notice shall not under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of the Company or its board of directors or employees are making any representation or recommendation to any Holder as to whether or not to surrender such Holder’s Securities. You should consult your own legal, financial and tax advisors and must make your own decision as to whether to surrender your Securities for repurchase and, if so, the amount of Securities to surrender.

ii

SUMMARY TERM SHEET
     The following are answers to some of the questions that you may have about the Option. To understand the Option fully and for a more complete description of the terms of the Option, we urge you to read carefully the remainder of this Company Notice and the accompanying Repurchase Notice because those documents contain additional important information. We have included page references to direct you to a more complete description of the topics in this summary.
•	Who is offering to repurchase my Securities?
     Cadence Design Systems, Inc., a Delaware corporation (the “Company”), is offering to repurchase the validly surrendered Zero Coupon Zero Yield Senior Convertible Notes due 2023 (the “Securities”), at the option of the holder of the Securities (the “Holder”). (Page 4)
•	What securities are you seeking to repurchase?
     The Company is offering to repurchase all of the Securities surrendered, at the option of the Holder. As of July 16, 2008, there was approximately $230,385,000 aggregate principal amount of Securities outstanding. The Securities were issued pursuant to an Indenture (the “Indenture”), dated August 15, 2003, by and between the Company and The Bank of New York Mellon Corporation (as successor trustee to J.P. Morgan Trust Company, National Association), as Trustee and Paying Agent (“Paying Agent”). (Page 4)
•	How much are you offering to pay and what is the form of payment?
     Pursuant to the Indenture, the Company will pay, in cash, a repurchase price of $1,002.50 per $1,000 principal amount of the Securities (the “Repurchase Price”) with respect to any and all Securities validly surrendered for repurchase and not withdrawn. (Page 4)
•	How can I determine the market value of the Securities?
     There is no established reporting system or market for trading in the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Securities before making any decision with respect to the Option. (Page 5)
•	Why are you making the offer?
     The Company is required to make the offer pursuant to the terms of the Securities and the Indenture. (Page 4)
•	What does the board of directors of the Company think of the Option?
     Although the board of directors of the Company has approved the terms of the Option included in the Indenture, the board of directors of the Company has not made any recommendation as to whether you should surrender your Securities for repurchase. The Company is required to make the offer pursuant to the terms of the Securities and the Indenture. You must make your own decision whether to surrender your Securities for repurchase and, if so, the amount of Securities to surrender. (Page 4)
•	When does the Option expire?
     The Option expires at 5:00 p.m., New York City time, on August 14, 2008. The Company does not intend to extend the period Holders have to accept the Option. (Page 4)

•	What are the conditions to the repurchase by the Company of the Securities?
     Provided that the repurchase by the Company of the validly surrendered Securities is not unlawful, such repurchase will not be subject to any other conditions. (Page 4)
•	How do I deliver a Repurchase Notice and surrender my Securities?
     To surrender your Securities for repurchase pursuant to the Option, you must deliver the Repurchase Notice and related documents to the Paying Agent no later than 5:00 p.m., New York City time, on August 14, 2008. HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.
•	A Holder whose Securities are held in certificated form must properly complete and execute the Repurchase Notice, and deliver such notice to the Paying Agent, with any other required documents, no later than 5:00 p.m., New York City time, on August 14, 2008. The Holder is required to deliver to the Paying Agent the certificate representing the Securities surrendered prior to receiving payment of the Repurchase Price.

•	A Holder whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his, her or its Securities and instruct such nominee to surrender the Securities on the Holder’s behalf.

•	A Holder electronically transmitting his, her or its acceptance through DTC’s Automatic Tenders over the Participant Terminal System (“PTS”) should do so no later than 5:00 p.m., New York City time, on August 14, 2008, subject to the terms and procedures of that system. In surrendering through PTS, the electronic instructions sent to DTC by the Holder, and transmitted by DTC to the Paying Agent will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the Repurchase Notice. (Pages 6-7)
•	If I surrender my Securities, when will I receive payment for my Securities?
     The Company will accept for payment all Securities subject to a validly delivered Repurchase Notice promptly upon expiration of the Option. The Company will promptly forward to the Paying Agent, before 10:00 a.m., New York City time, on August 16, 2008, the funds required to pay the Repurchase Price for the surrendered Securities, and the Paying Agent will distribute such funds to the Holders promptly following the later of the Repurchase Date and the time of delivery of the Security to the Paying Agent by the Holder thereof in the manner required by the Indenture. (Page 7)
•	Until what time can I withdraw a previously delivered Repurchase Notice?
     You can withdraw a previously delivered Repurchase Notice at any time until 5:00 p.m., New York City time, on August 14, 2008. (Page 7)
•	How do I withdraw a previously delivered Repurchase Notice?
     To withdraw a previously delivered Repurchase Notice, you must deliver an executed written notice of withdrawal substantially in the form attached, or a facsimile of one, to the Paying Agent no later than 5:00 p.m., New York City time, on August 14, 2008.
HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC. (Page 7)

•	Do I need to do anything if I do not wish to surrender my Securities for repurchase?
     No. If you do not deliver a properly completed and duly executed Repurchase Notice before the expiration of the Option, the Company will not repurchase your Securities and such Securities will remain outstanding, subject to their existing terms. (Page 7)
•	If I choose to surrender my Securities for repurchase, do I have to surrender all of my Securities?
     No. You may surrender all of your Securities, a portion of your Securities or none of your Securities for repurchase. If you wish to surrender a portion of your Securities for repurchase, however, you must surrender your Securities in a principal amount of $1,000 (a “$1,000 principal amount”) or an integral multiple thereof. (Page 4)
•	If I do not surrender my Securities for repurchase, will I continue to be able to exercise my conversion rights?
     Yes. If you do not surrender your Securities for repurchase, your conversion rights will not be affected. You will continue to have the right to convert each $1,000 principal amount of a Security into 63.8790 shares of Common Stock, subject to the terms, conditions and adjustments specified in the Indenture. (Page 5)
•	If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Securities for repurchase in the Option?
     The receipt of cash in exchange for Securities pursuant to the Option will be a taxable transaction for U.S. federal income tax purposes. You should consult with your own tax advisor regarding the actual tax consequences to you. (Pages 9-10)
•	Who is the Paying Agent?
     The Bank of New York Mellon Corporation, the trustee for the Securities, is serving as Paying Agent in connection with the Option. Its address and telephone number are set forth on the front cover page of this Company Notice. (Page 4)
•	Who can I talk to if I have questions about the Option?
     Questions and requests for assistance in connection with the surrender of the Securities for repurchase in this Option may be directed to William Buckley at The Bank of New York Mellon Corporation at (212) 815-5788.

IMPORTANT INFORMATION CONCERNING THE OPTION
     1. Information Concerning the Company. Cadence Design Systems, Inc., a Delaware corporation (the “Company” or “Cadence”), is offering to repurchase for cash its Zero Coupon Zero Yield Senior Convertible Notes due 2023 (the “Securities”), at the option of the holder of the Securities (the “Holder”).
     The Company enables global electronic-design innovation and plays an essential role in the creation of today’s integrated circuits and electronics. Customers use Cadence® software and hardware, methodologies and services to design and verify advanced semiconductors, consumer electronics, networking and telecommunications equipment and computer systems. The Company reported 2007 revenues of approximately $1.6 billion, and has approximately 5,100 employees. The Company is headquartered in San Jose, California, with sales offices, design centers and research facilities around the world to serve the global electronics industry.
     The Company was formed as a Delaware corporation in April 1987. The Company’s executive offices are located at 2655 Seely Avenue, San Jose, California 95134. The Company’s telephone number is (408) 943-1234.
     2. Information Concerning the Securities. The Securities were issued under an Indenture, dated August 15, 2003 (the “Indenture”), by and between the Company and The Bank of New York Mellon Corporation (as successor trustee to J.P. Morgan Trust Company, National Association), a national banking association organized and existing under the laws of the United States of America (the “Paying Agent”). The Securities mature on August 15, 2023.
     2.1 The Company’s Obligation to Repurchase the Securities. Pursuant to the terms of the Indenture and the Securities, unless earlier redeemed, the Company is obligated to repurchase all Securities validly surrendered for repurchase and not withdrawn, at the Holder’s option on August 15, 2008 at a repurchase price of 100.25% of the principal amount of Securities and on August 15, 2013 and August 15, 2018 at a repurchase price of 100% of the principal amount of Securities.
     This Option will expire at 5:00 p.m., New York City time, on Thursday August 14, 2008, the close of business on the business day immediately prior to the Repurchase Date, August 15, 2008 (the “Repurchase Date”). Provided that the repurchase by the Company of validly surrendered Securities is not unlawful, such repurchase will not be subject to any other conditions and will be made promptly after expiration of the Option. The payment by the Company for validly tendered Securities is subject to the Payment Agent’s receipt of a validly and timely delivered Repurchase Notice and receipt of the certificate(s) representing the surrendered Securities.
     2.2 Repurchase Price. Pursuant to the terms of the Indenture and the Securities, the repurchase price to be paid by the Company for the Securities promptly after the Repurchase Date is $1,002.50 per $1,000 principal amount of the Securities (the “Repurchase Price”). The Repurchase Price will be paid in cash with respect to any and all Securities for which a valid Repurchase Notice has been delivered and not withdrawn and for which a certificate representing the surrendered Securities has been delivered. If you are surrendering only a portion of your Securities for repurchase, such Securities will be accepted only in principal amounts at maturity equal to $1,000 (the “$1,000 principal amount”) or integral multiples thereof.
     The Repurchase Price is based solely on the requirements of the Indenture and the Securities and bears no relationship to the market price of the Securities or Common Stock (as defined below). Thus, the Repurchase Price may be significantly higher or lower than the current market price of the Securities. Holders of Securities are urged to obtain the best available information as to potential current market prices of the Securities, to the extent available, and Common Stock (as defined below) before making a decision whether to surrender their Securities for repurchase.
     None of the Company or its board of directors or employees are making any recommendation to Holders as to whether to surrender or refrain from surrendering the Securities for repurchase pursuant to this Company Notice. Each Holder must make his, her or its own decision whether to surrender his, her or its Securities for repurchase and, if so, the principal amount of Securities to surrender based on such Holder’s assessment of current market value and other relevant factors.

     2.3 Conversion Rights of the Securities. The Securities are convertible into shares of the Company’s Common Stock, par value $0.01 per share (the “Common Stock”), in accordance with and subject to the terms of the Indenture and the Securities. Holders may convert their Securities into Common Stock of the Company prior to stated maturity only if (1) the sale price of the Common Stock reaches thresholds specified in the Indenture, (2) the trading price of the Securities falls below thresholds specified in the Indenture, (3) the Securities have been called for redemption or (4) corporate transactions specified in the Indenture occur. The Securities are not currently convertible into Common Stock. The conversion rate of the Securities as of July 16, 2008 is 63.8790 shares of Common Stock per $1,000 principal amount of the Securities, which is equivalent to a conversion price of $15.65 per share of Common Stock. The Paying Agent is currently acting as Conversion Agent for the Securities.
     Holders that do not surrender their Securities for repurchase pursuant to the Option will maintain the right to convert their Securities into Common Stock in accordance with and subject to the terms of the Indenture and the Securities. Any Securities as to which a Repurchase Notice has been given may be converted in accordance with the terms of the Indenture only if the applicable Repurchase Notice has been validly withdrawn at or before 5:00 p.m., New York City time, on August 14, 2008, as described in Section 4 hereto.
     2.4 Market for the Securities and Common Stock. There is no established reporting system or trading market for trading in the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Securities before making any decision with respect to the Option. The Securities are held through the Depository Trust Company (“DTC”). As of July 16, 2008, there was approximately $230,385,000 aggregate principal amount of Securities outstanding and DTC was and is the sole record Holder of the Securities.
     The Common Stock into which the Securities are convertible are listed on the NASDAQ Global Select Market, under the symbol “CDNS”. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of the Common Stock as reported on the NASDAQ Global Select Market.

	High	Low
Year ended December 30, 2006
First Quarter	$18.56	$16.33
Second Quarter	19.65	16.33
Third Quarter	17.52	14.93
Fourth Quarter	18.99	16.70
Year ended December 29, 2007
First Quarter	$21.23	$17.65
Second Quarter	24.90	20.94
Third Quarter	22.99	19.53
Fourth Quarter	22.45	15.96
Year ended December 27, 2008
First Quarter	$17.18	$9.89
Second Quarter	11.73	10.02
Third Quarter (through July 15, 2008)	10.28	9.42
     On July 15, 2008, the last reported sales price of the Common Stock on the NASDAQ Global Select Market was $9.98 per share. As of June 28, 2008, there were 260,256,338 shares of Common Stock outstanding. The Company urges you to obtain current market information for the Securities, to the extent available, and the Common Stock before making any decision to surrender your Securities pursuant to the Option.
     2.5 Redemption. The Securities are not redeemable by the Company before August 15, 2008. On or after that date, the Securities are redeemable for cash at any time at the option of the Company, in whole or in part, at a redemption price equal to 100% of the principal amount of the Securities to be redeemed.

     2.6 Fundamental Change. The Securities may be put to the Company at the option of the Holder if there is a Fundamental Change (as defined in the Indenture) at a redemption price equal to 100% of the principal amount of the Securities repurchased. Under some circumstances upon a Fundamental Change, the Company may choose to pay the repurchase price in cash, shares of Common Stock or a combination of cash and shares of Common Stock.
     2.7 Ranking. The Securities are unsecured obligations of the Company and rank equally with the Company’s other existing and future unsecured senior indebtedness. The Securities are structurally subordinated to the indebtedness and other liabilities of the Company’s subsidiaries.
     3. Procedures to be Followed by Holders Electing to Surrender Securities for Repurchase. Holders will not be entitled to receive the Repurchase Price for their Securities unless they validly deliver and do not withdraw a Repurchase Notice at or before 5:00 p.m., New York City time, on August 14, 2008 and surrender their Securities for cancellation. Only registered Holders are authorized to deliver a Repurchase Notice to surrender their Securities for repurchase. Holders may surrender some or all of their Securities; however, if you are surrendering only a portion of your Securities, such Securities must be in $1,000 principal amount or an integral multiple thereof.
     A Holder who is a DTC participant may elect to surrender to the Company his, her or its beneficial interest in the Securities by electronically transmitting his, her or its acceptance through DTC’s PTS no later than 5:00 p.m., New York City time, on August 14, 2008, subject to the terms and procedures of that system. In surrendering through PTS, the electronic instructions sent to DTC by the Holder, and transmitted by DTC to the Paying Agent will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the Repurchase Notice.
     If Holders do not validly deliver and not withdraw a Repurchase Notice at or before 5:00 p.m., New York City time, on August 14, 2008, their Securities will remain outstanding, subject to the existing terms of the Securities.
     HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.
     3.1 Method of Delivery. The method of delivery of the Securities, the related Repurchase Notice and all other required documents, including delivery through DTC and acceptance through DTC’s PTS, is at the election and risk of the person surrendering such Securities and delivering such Repurchase Notice and delivery will be deemed made only when actually received by the Paying Agent. The date of any postmark or other indication of when a Security or the Repurchase Notice was sent will not be taken into account in determining whether such materials were timely received. If such delivery is by mail, it is suggested that Holders use properly insured, registered mail with return receipt requested, and that Holders mail the required documents sufficiently in advance of the Repurchase Date to permit delivery to the Paying Agent no later than 5:00 p.m., New York City time, on August 14, 2008.
     3.2 Repurchase Notice. Pursuant to the Indenture, the Repurchase Notice must contain:
•	the certificate number of the Securities being delivered for repurchase;

•	the portion of the principal amount of the Securities which will be delivered to be repurchased, which portion must be in principal amounts of $1,000 at maturity or an integral multiple thereof; and

•	a statement that such Securities shall be purchased as of the Repurchase Date pursuant to the terms and conditions specified in the Indenture and paragraph 6 of the Securities.
     3.3 Delivery of Securities.
     Securities in Certificated Form. To receive the Repurchase Price, a Repurchase Notice must be validly delivered to the Paying Agent and not withdrawn at or before 5:00 p.m. New York City time on August 14, 2008 and the Securities must be surrendered for repurchase on, before or after the Repurchase Date. The delivery of the Security is a condition to receipt by the Holder of the Repurchase Price for that Security.

     Securities Held Through a Custodian. A Holder whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his, her or its Securities and instruct such nominee to surrender the Securities for repurchase on the Holder’s behalf.
     Securities in Global Form. A Holder who is a DTC participant may elect to surrender to the Company his, her or its beneficial interest in the Securities by:
•	electronically transmitting his, her or its acceptance through DTC’s PTS no later than 5:00 p.m., New York City time, on August 14, 2008, subject to the terms and procedures of that system. In surrendering through PTS, the electronic instructions sent to DTC by the Holder and transmitted by DTC to the Paying Agent will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and an agreement to be bound by the Repurchase Notice; and

•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his, her or its beneficial interest in the Securities. Delivery of the beneficial interest in the Security is a condition to receipt by the Holder of the Repurchase Price for that Security.
     The Securities and the Repurchase Notice must be delivered to the Paying Agent in the manner set forth herein to collect payment. Delivery of documents to DTC or the Company does not constitute delivery to the Paying Agent.
     HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.
     4. Right of Withdrawal. Repurchase Notices may be withdrawn at any time at or before 5:00 p.m., New York City time, on August 14, 2008. In order to withdraw a Repurchase Notice, Holders must deliver to the Paying Agent written notice, substantially in the form enclosed herewith, containing:
•	the principal amount of the Security in respect to which such notice of withdrawal is being submitted;

•	the certificate number(s) (if such Security is held in other than Global Form) in respect of which such notice of withdrawal is being submitted; and

•	the principal amount, if any, of such Securities which remain subject to the original Repurchase Notice and which have been or will be delivered to the Paying Agent for repurchase by the Company.
     The signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) unless such Securities have been surrendered for repurchase for the account of an Eligible Institution. Securities subject to any properly withdrawn Repurchase Notice will be deemed not validly surrendered for purposes of the Option. Securities withdrawn from the Option may be resurrendered by following the Repurchase Notice procedures described in Section 3 above.
     HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC.

     5. Payment for Surrendered Securities. The Repurchase Price for any Securities with respect to which a valid Repurchase Notice has been delivered and not withdrawn shall be paid to the Holder promptly following the later of the Repurchase Date and the time of delivery of such Securities by the Holder thereof in the manner required by the Indenture. Each Holder of a beneficial interest in the Securities that has properly delivered a Repurchase Notice with respect to such beneficial interest through DTC and not validly withdrawn such delivery at or before 5:00 p.m., New York City time, on August 14, 2008, will receive the Repurchase Price promptly following the later of the Repurchase Date and the time of delivery of such Securities by the Holder thereof to the Paying Agent in the manner required by the Indenture.
     The total amount of funds required by the Company to repurchase all of the Securities is approximately $230.96 million (assuming all of the Securities are validly surrendered for repurchase and accepted for payment). Tendered Securities will be repurchased with cash on hand.
     6. Securities Acquired. Any Securities repurchased by the Company pursuant to the Option will be cancelled by the Trustee, pursuant to the terms of the Indenture.
     7. Plans or Proposals of the Company.
     On May 2, 2008, the Company made a proposal to Mentor Graphics Corporation (“Mentor”) to acquire all of the outstanding shares of Mentor common stock for cash consideration of $16 per Mentor share, representing a total value of approximately $1.6 billion. There are no assurances that any acquisition of Mentor will be completed.
     Except as otherwise described herein or in the Company’s reports filed with the Securities and Exchange Commission (the “SEC”) from time to time either before or after the date of this Schedule TO, the Company currently has no plans that would be material to a Holder’s decision to surrender the Securities for repurchase in the Option that relate to or which would result in:
•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company, or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

•	any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in the corporate structure or business of the Company;

•	any class of equity security of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•	any class of equity security of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of the obligation of the Company to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

•	any changes in the charter, bylaws or other governing instruments of the Company, or other actions that could impede the acquisition of control of the Company.

     8. Interests of Directors, Executive Officers and Affiliates of the Company in the Securities. Except as otherwise disclosed below, to the knowledge of the Company:
•	none of the Company or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Securities;

•	none of the officers or directors of the subsidiaries of the Company has any beneficial interest in the Securities;

•	the Company will not repurchase any Securities from such persons; and

•	during the 60 days preceding the date of this Company Notice, none of the Company or its officers, directors or affiliates has engaged in any transactions in the Securities.
     A list of the directors and executive officers of the Company is attached to this Company Notice as Annex A.
     In connection with services to the Company, each of the Company’s executive officers and directors is a party to stock option, stock unit or restricted stock plans or other arrangements involving the Common Stock. Except as described above, the Company is not and to the knowledge of the Company, none of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Option or with respect to the Securities, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.
     9. Purchases of Securities by the Company and Their Respective Affiliates. Each of the Company and its affiliates, including its executive officers and directors, are prohibited under applicable U.S. federal securities laws from repurchasing the Securities (or the right to repurchase the Securities) other than through the Option until at least the tenth business day after the Repurchase Date. Following such time, if any Securities remain outstanding, the Company and its affiliates may purchase Securities in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Repurchase Price. Any decision to purchase Securities after the expiration of the Option, if any, will depend upon many factors, including the market price of the Securities, the amount of Securities surrendered for purchase pursuant to the Option, the market price of the Common Stock, the business and financial position of the Company, and general economic and market conditions.
     10. Material United States Tax Considerations.
     U.S. Federal Income Tax Considerations. The following discussion, which is for general information only, is a summary of the material U.S. federal income tax considerations relating to the surrender of Securities for purchase pursuant to the Option. This discussion does not purport to be a complete analysis of all potential tax effects of the sale of the Securities pursuant to the Option. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. Moreover, this summary applies only to Holders who hold Securities as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax exempt investors, dealers in securities and currencies, U.S. expatriates, persons holding the Securities as a position in a “straddle,” “hedge,” “conversion” or other integrated transaction for tax purposes, investors that have elected mark-to-market accounting, partnerships (or entities treated as partnerships for U.S. federal income tax purposes) holding the Securities or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality or any foreign jurisdiction. If a partnership holds the Securities, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A person that is a partner in a partnership holding the Securities should consult its own tax advisor regarding the tax consequences of surrendering the Securities pursuant to the Option. For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Securities that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity that has elected to be treated as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; and (iv) a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions; and certain electing trusts that were in existence and treated as U.S. trusts on August 20, 1996. As used herein, the term “non-U.S. Holder” means a beneficial owner of Securities, other than a partnership, that is not a U.S. Holder as defined above.
U.S. Holders
     Sale of the Securities. A sale of Securities by a U.S. Holder pursuant to the Option will be a taxable transaction to such U.S. Holder for U.S. federal income tax purposes. A U.S. Holder who receives cash in exchange for Securities pursuant to the Option will recognize taxable gain or loss equal to the difference between (i) the amount of cash received, and (ii) the Holder’s adjusted tax basis in the Securities surrendered. A U.S. Holder’s adjusted tax basis in the Securities will generally equal the U.S. Holder’s cost of the Securities, reduced by any amortizable bond premium deducted with respect to the Securities, increased by any original issue discount or market discount previously included in income by such Holder with respect to such Securities. Subject to the market discount rules discussed below, such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the Holder held the Securities for more than one year. Long-term capital gain of non-corporate taxpayers is generally subject to a maximum tax rate of 15%. The deductibility of capital losses is subject to limitations.
     Market Discount. A U.S. Holder who acquired the Securities at a market discount generally will be required to treat any gain recognized upon the purchase of its Securities pursuant to the Option as ordinary income rather than capital gain to the extent of the accrued market discount, unless the U.S. Holder has included market discount in income as it accrued. Subject to a de minimis exception, “market discount” generally equals the excess of the “adjusted issue price” (the sum of the issue price of the Securities and the aggregate amount of original issue discount includible in gross income by all prior holders of the Securities) of the Securities at the time acquired by the Holder over the Holder’s initial tax basis in the Securities.
Non-U.S. Holders
     Sale of the Securities. A Non-U.S. Holder who receives cash in exchange for the Securities pursuant to the Option will realize capital gain or loss in an amount equal to the difference between (i) the amount of cash received and (ii) the Non-U.S. Holder’s adjusted tax basis in the Securities. Subject to the discussion below regarding the backup withholding requirements of the Code, any gain realized by a Non-U.S. Holder on the exchange generally will not be subject to U.S. federal income tax on unless: (a) the gain is effectively connected with the conduct by such non-U.S. Holder of a trade or business, or, in the case of a treaty resident, is attributable to a permanent establishment or a fixed base, in the United States, or (b) such non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met.
     A non-U.S. holder described in clause (a) above will be subject to U.S. federal income tax on the net gain derived from the sale in the same manner as a U.S. holder. If a non-U.S. holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any such gain will be subject to U.S. federal income tax in the manner specified by the treaty. To claim the benefit of a treaty, a non-U.S. holder must properly submit an IRS Form W-8BEN (or suitable successor or substitute form). A non-U.S. holder that is a foreign corporation and is described in clause (a) above will be subject to tax on gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty. An individual non-U.S. holder described in the second clause (b) above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the United States.

Backup Withholding
     Under the backup withholding provisions of the Code, a U.S. Holder who surrenders the Securities for repurchase will generally be subject to backup withholding at the rate of 28% of any gross payment if (a) such Holder fails to provide a certified Taxpayer Identification Number (Employer Identification Number or Social Security Number) or certification of exempt status, (b) has been notified by the Internal Revenue Service that it is subject to backup withholding as a result of the failure to properly report payments of interest or dividends, or (c) in certain circumstances, has failed to certify under penalty of perjury that it is not subject to backup withholding. U.S. Holders electing to surrender Securities should complete the Substitute Form W-9 which is part of the Repurchase Notice and attach it to the Securities being surrendered.
     If a non-U.S. Holder holds Securities through the non-U.S. office of a non-U.S. related broker or financial institution, backup withholding and information reporting generally will not be required. Information reporting, and possibly backup withholding, may apply if the Securities are held by a non-U.S. Holder through a U.S. broker or financial institution or the U.S. office of a non-U.S. broker or financial institution and the non-U.S. Holder fails to provide appropriate information (on Form W-8BEN or other applicable form). Non-U.S. Holders should consult their tax advisors with respect to the application of U.S. information reporting and backup withholding rules to the disposition of Securities pursuant to the Option.
     Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a Holder’s U.S. federal income tax liability provided the required information is properly furnished to the Internal Revenue Service on a timely basis.
     All descriptions of tax considerations are for Holders’ guidance only and are not tax advice. The Company recommends that the Holders consult with their tax and financial advisors with respect to the tax consequences of surrendering the Securities for repurchase, including the applicability and effect of state, local and foreign tax laws, before surrendering their Securities for repurchase.
     11. Additional Information. The Company is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC located at 100 F Street, NE, Washington, D.C. 20549. Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov.
     The Company has filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e)(4) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Option. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.
     The documents listed below contain important information about the Company and its financial condition.
•	The Company’s annual report on Form 10-K for its fiscal year ended December 29, 2007;

•	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above;

•	All documents filed with the SEC by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Company Notice; and

•	The description of Capital Stock set forth in the Registration Statement on Form S-3 ASR (File No. 333-145000) filed on July 31, 2007, including any amendment or report filed with the SEC for the purpose of updating such description.
     In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.
     12. No Solicitations. The Company has not employed any persons to make solicitations or recommendations in connection with the Option.
     13. Liquidated Damages. Unless the Company defaults in making payment of the Repurchase Price, liquidated damages (as defined in that certain Registration Agreement between the Company and the Initial Purchasers thereof, dated as of August 15, 2003), if any, on the Securities will cease to accrue on and after the Repurchase Date.
     14. Definitions. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.
     15. Conflicts. In the event of any conflict between this Company Notice and the accompanying Repurchase Notice on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.
     None of the Company or its board of directors or employees are making any recommendation to any Holder as to whether to surrender or refrain from surrendering Securities for repurchase pursuant to this Company Notice. Each Holder must make his, her or its own decision whether to surrender his, her or its Securities for repurchase and, if so, the principal amount of Securities to surrender based on their own assessment of current market value and other relevant factors.
CADENCE DESIGN SYSTEMS, INC.
July 16, 2008

ANNEX A
BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
     The following table sets forth the names of each of the members of the Company’s board of directors and executive officers.

Name	Position Held
Michael J. Fister	President and Chief Executive Officer, Director
Kevin Bushby	Executive Vice President, Worldwide Field Operations
James S. Miller, Jr.	Executive Vice President, Products and Technologies Organization
William Porter	Executive Vice President and Chief Administrative Officer
James J. Cowie	Senior Vice President, General Counsel and Secretary
Kevin S. Palatnik	Senior Vice President and Chief Financial Officer
Dr. John B. Shoven	Chairman of the Board
Donald L. Lucas	Director
Dr. Alberto Sangiovanni-Vincentelli	Director
George M. Scalise	Director
Roger S. Siboni	Director
John A.C. Swainson	Director
Lip-Bu Tan	Director

A-1